UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*
(Amendment No. __)*

GenMark Diagnostics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

372309104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.
372309104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronin Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 927,582
	6	SHARED VOTING POWER 175,122
	7	SOLE DISPOSITIVE POWER 927,582
	8	SHARED DISPOSITIVE POWER 175,122
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,102,704
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

CUSIP No.
372309104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ronin Trading UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 175,122
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 175,122
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,122
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.
372309104

Item 1(a).              Name of Issuer:

                               GenMark Diagnostics, Inc.

Item 1(b).              Address of Issuer’s Principal Executive Offices:

                                GenMark Diagnostics, Inc.
5964 La Place Court, Suite 100
Carlsbad, CA  92008-8829

Item 2(a).               Name of Person Filing:

Ronin Capital, LLC
Ronin Trading UK LLP

Item 2(b).               Address of Principal Business Office or, if none, Residence:

Ronin Capital, LLC
230 South LaSalle Street, Suite 400
Chicago, IL 60604-1408

Item 2(c).               Citizenship:

Ronin Capital, LLC is a Delaware LLC
Ronin Trading UK LLP was formed under the laws England and Wales

Item 2(d).               Title of Class of Securities:

Common Stock

Item 2(e).               CUSIP Number:

372309104

Item 3.                    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)           ☒           Broker or dealer registered under Section 15 of the Exchange Act.

CUSIP No.
372309104

Item 4.                     Ownership

Ronin Capital, LLC is the record owner of 1,102,704 shares of common stock.  Ronin Trading UK LLP, subsidiary of Ronin Capital, LLC, is the record owner of 175,122 shares of common stock.

        (a)    Amount beneficially owned:

(i)    Ronin Capital, LLC                    1,102,704 shares
(ii)   Ronin Trading UK LLP                175,122 shares

        (b)    Percent of class:

(i)    Ronin Capital, LLC                     9.4%
(ii)   Ronin Trading UK LLP              1.4%

The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 11,723,512 shares of Common Stock of the Issuer outstanding as of October 29, 2010, as reported on the most recent quarterly report of the Issuer on Form 10-Q dated November 9, 2010.

        (c)    Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
(i) Ronin Capital, LLC 927,582 (ii) Ronin Trading UK LLP 0
(ii)	Shared power to vote or to direct the vote:
(i) Ronin Capital, LLC 175,122 (ii) Ronin Trading UK LLP 175,122
(iii)	Sole power to dispose or to direct the disposition of:
(i) Ronin Capital, LLC 927,582 (ii) Ronin Trading UK LLP 0
(iv)	Shared power to dispose or to direct the disposition of:
(i) Ronin Capital, LLC 175,122 (ii) Ronin Trading UK LLP 175,122

Item 5.           Ownership of Five Percent or Less of a Class:

                       Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

                        Not applicable

Item 7.            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:

                        Not applicable

Item 8.            Identification and Classification of Members of the Group:

                       Not applicable

CUSIP No.
372309104

Item 9.          Notice of Dissolution of Group:

                       Not applicable

Item 10.        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 11, 2011                                                                /s/ Agnes Burda
Ronin Capital, LLC

Dated:

February 11, 2011                                                                /s/ James C. Griffin
Ronin Trading UK LLP

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 11, 2011, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of GenMark Diagnostics, Inc. (the “Issuer”) and such statement to which this Joint  Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Date:  February 11, 2011

Ronin Capital, LLC                                                                                     Ronin Trading UK LLP

By:  /s/ Agnes Burda                                                                                 By: /s/ James C. Griffin
        Agnes Burda, Compliance Officer                                                          James C. Griffin, Director